Ecopetrol Responds to a Request by the Colombian Financial Superintendency for Information on STAR Technology

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) informs that in compliance with what has been requested by the Financial Superintendency of Colombia, in an official communication dated January 24, 2014, the company takes this opportunity to state the following:

1. A contract of partnership for the exploration and exploitation of hydrocarbons in the Quifa field, whose operator is Meta Petroleum, was signed between Ecopetrol S.A. and Meta Petroleum Corp (an affiliate of Pacific Rubiales).

2. In the development of said contract, the parties agreed on the execution of a pilot project using STAR (Synchronized Thermal Additional Recovery) technology.

3. The pilot project is in an experimental phase. Until the evaluation is completed and it is possible to ascertain whether the technology has proven to be suitable and successful in technical, environmental and economic terms, Ecopetrol S.A. cannot make definitive pronouncements regarding the success or failure of the aforementioned technology.

4. Meta Petroleum, in the exercise of its function as operator of the pilot project, reported to Ecopetrol on the occurrence of two operational incidents at the Quifa IV-1 and Quifa 137-d wells, which are part of the group of wells in the pilot project.

Bogotá D.C., January 28, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co